UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2008

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                        Commission File Number 002-26821



       A.  Full Title of Plan:
            Brown-Forman Corporation Savings Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements

 Statements of Net Assets Available for Benefits,
    December 31, 2008 and 2007                                        3

 Statement of Changes in Net Assets Available for Benefits
    Year Ended December 31, 2008                                      4

 Notes to Financial Statements                                       5-12

Supplemental Schedule

 Form 5500 Schedule H, Line 4i -
      Schedule of Assets (Held at End of Year), December 31, 2008    13

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures                                                           14

Exhibit 23 Consent of Independent Registered Public Accounting Firm  15

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of the Brown-Forman Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan (the Plan) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
June 26, 2009

                      Brown-Forman Corporation Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2008 and 2007


                                              2007                 2006
                                         -------------        -------------
Investments, at fair value               $ 197,268,719        $ 279,917,468

Employers' contributions receivable          1,753,084            1,591,054
Employees' contributions receivable            262,906              275,108
                                         -------------        -------------
   Net assets available for benefits
     at fair value                         199,284,709          281,783,630
                                         -------------        -------------
Adjustment from fair value to contract
   value for interest in collective
   trust relating to fully benefit-
   responsive investment contracts             769,741              138,368
                                         -------------        -------------
   Net assets available for benefits     $ 200,054,450        $ 281,921,998
                                         =============        =============

The accompanying notes are an integral part of the financial statements.

                      Brown-Forman Corporation Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2008



   Additions
   Contributions
      Employer                                                $   8,316,182
      Employee                                                   14,699,183
                                                              -------------
                                                                 23,015,365
                                                              -------------
   Interest income                                                1,421,220
   Dividend income                                                3,017,158
   Net transfers from other plans                                    32,295
                                                              -------------
      Total additions                                            27,486,038
                                                              -------------

Deductions
   Withdrawals by participants                                   17,152,135
   Net depreciation in investments                               92,197,284
   Administrative expenses                                            4,167
                                                              -------------
      Total deductions                                          109,353,586
                                                              -------------
Net decrease                                                   (81,867,548)
                                                              -------------
Net assets available for benefits
   Beginning of year                                            281,921,998
                                                              -------------

   End of year                                                $ 200,054,450
                                                              =============

The accompanying notes are an integral part of the financial statements.

                      Brown-Forman Corporation Savings Plan
                         Notes to Financial Statements
                           December 31, 2008 and 2007

1.  Description of Plan

     The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importing, and marketing of wines and distilled spirits.

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.


     General

     The Plan is a defined contribution plan covering substantially all salaried employees of the Company and nonunion salaried and hourly employees of the Company's subsidiaries who are not members of a collective bargaining unit, except for certain employees of Fetzer, Jekel, and Sonoma Cutrer Vineyards. The Plan was amended to include non-union hourly employees of Blue Grass Mills, a division of the Company, effective January 1, 2001. An employee becomes eligible to participate in the Plan on their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation. For the years ended December 31, 2008 and 2007, highly compensated employees could contribute between 1% and 16% of their annual compensation. Employee contributions are not to exceed the
     Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $15,500 for both 2008 and 2007. Effective March 1, 2008, newly hired employees and employees who have not completed a salary reduction form will be automatically enrolled in the plan at a 5% effective deferral of their compensation unless they indicate a desire not to make contributions or elect to enroll at a different percentage. New employees may transfer assets from their former employers' qualified plans to the Plan.

     Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

     Participants are eligible to receive the Company's matching contribution on the employee's employment commencement date. The Company's matching contribution is equal to 100% of the participant's elective deferral up to 5% of the participant's annual compensation.

     Each participant's account is credited with the participant's contribution on a semi-monthly basis and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Participants that are paid weekly shall have their accounts credited with the participants' contributions on a weekly basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $46,000 or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the participating employee also participates in a qualified defined benefit plan maintained by the Company.

     Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, a common collective trust fund, an asset allocation fund, and a Brown-Forman Corporation Class B common stock fund.

     Vesting

     Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.


     Withdrawals

     Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and recordkeeper as described in the Plan. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contributions shall be suspended for six months after the receipt of a hardship distribution.


     Participant Loans

     A participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balances. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant's account.

     Forfeited Accounts

     Forfeited balances of terminated participants' non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future Company contributions. The forfeited balances totaled $13,319 and $17,872 at December 31, 2008 and 2007, respectively. Also in 2008, $46,400 from forfeited non-vested accounts were used to reinstate previously forfeited account balances of re-employed participants and/or reduce Company contributions.


2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end based on the unadjusted quoted market value of the underlying assets. The Brown-Forman Corporation Stock Fund, a unitized employer stock fund, is comprised of Brown-Forman Corporation Class B shares, which are valued at the unadjusted quoted closing market price, and a cash component. The value of a unit reflects the combined market value of the underlying Sponsor stock and market value of the short-term cash position. The Plan's interest in the Fidelity Managed Income Portfolio (common collective trust) and the Fidelity Retirement Money Market Portfolio (money market fund) are valued based on information reported by the investment advisor using the audited financial statements of the common collective trust and money market fund at year-end. Loans to participants are valued at amortized cost, which approximates fair value.

     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

     The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gains distributions.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

     Recent Accounting Pronouncements

     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157 "Fair Value Measurement" (SFAS 157). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The adoption of SFAS 157 in 2008 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits. Refer to Note 7 of the Notes to Financial Statements for the Plan's SFAS 157 disclosures.

     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.


     Payment of Benefits

     Benefits are recorded when paid.

 3.  Investments

     The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments with investments that represent 5% or more of Plan net assets at one or both year ends separately identified.



                                                                    December 31
                                           --------------------------------------------------------------
                                                       2008                              2007
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------  -------------      -------------  --------------
       Investments at fair value:
          Fidelity Money Market Trust
           Retirement Money Market Portfolio 27,210,925    $ 27,210,925        24,515,350    $ 24,515,350
          Managed Income Portfolio           15,039,538      14,269,797        12,870,620      12,732,252
          Fidelity Growth Company Fund          319,872      15,660,935           317,932      26,381,989
          Brown-Forman Corporation Class B
           Common Stock                         417,282      21,485,874           312,599      23,166,741
          Fidelity Diversified
           International Fund K                 765,598      16,452,707                 -               -
          Fidelity Equity-Income
           Fund K                               621,786      19,188,327                 -               -
          Fidelity Magellan  Fund K             459,912      21,073,151                 -               -
          PIMCO Total Return Fund             1,413,406      14,331,941                 -               -
          Fidelity Magellan  Fund                     -               -           468,366      43,965,545
          Fidelity Equity-Income Fund                 -               -           679,230      37,466,354
          Fidelity Diversified
           International Fund                         -               -           823,381      32,852,900
          Other investments
           individually less than 5%          3,798,188      47,595,062         3,474,077      78,836,337
                                                          -------------                     -------------
                                                          $ 197,268,719                     $ 279,917,468
                                                          =============                     =============


     During 2008, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:


                                                                2008
                                                           ------------
       Mutual funds                                       $(89,194,117)
       Brown-Forman Corporation
        Class B common stock                                (3,003,167)
                                                           ------------
                                                          $(92,197,284)
                                                           ============

4.   Tax Status

     The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.



5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


6.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Certain administrative costs incurred by the Plan are paid by the Sponsor. Participant recordkeeping fees were waived by Fidelity. In addition, other administrative services are provided by the Sponsor but not charged to the Plan. Administrative expenses totaled $4,167 in 2008.

     Certain participants of the Plan transferred their participation from other defined contribution plans sponsored by the Company. As a result, $32,295 of net related plan assets was transferred into the Plan during 2008.

     The Brown-Forman Corporation Class B Common Stock Fund is a unitized employer stock fund comprised of Brown-Forman Corporation Class B shares and a cash component. The participants of the Plan, as well as participants in other Sponsor plans, may invest in this employer stock fund. The total fund was comprised of $23,012,050 of Brown-Forman Corporation Class B Common Stock and a $469,631 cash component as of December 31, 2008. During 2008, purchases and sales of 275,233 and 206,334 shares of Brown-Forman Corporation Class B stock, respectively, were made by the employer stock fund.


7.   Fair Value Measurements

     Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures regarding fair value measurements. Fair value is defined under SFAS 157 as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. The Plan has adopted the provisions of SFAS 157 as of January 1, 2008.

     Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. A description of the valuation methodologies used for assets measured at fair value is included in Note 2. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

     Level 1 - Unadjusted quoted prices in active markets for identical assets. The Plan's investments with active markets include its investment in the Brown-Forman Corporation Class B common stock as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

     Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets. The Plan has concluded that the investments in the common collective trust and money market funds represent a Level 2 valuation.

     Level 3 - Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets. The Plan has concluded that the investments in participant loans represent a level 3 valuation.

     In accordance with SFAS 157, the following table represents the Plan's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2008:



                                                   Fair Value Measurements at December 31, 2008
                               ------------------------------------------------------------------------------------

                                                        Quoted Market            Significant
                                                        Prices in Active         Other                  Significant
                                                        Markets for              Observable             Unobservable
                                                        Identical Assets         Inputs                 Inputs
                               Total                    (Level 1)               (Level 2)               (Level 3)
                               -------------            -------------           ------------            -----------
                               -------------            -------------           ------------            -----------

Mutual funds                   $ 131,750,114            $ 131,750,114            $         --            $        --
Brown-Forman Corporation
 Class B common stock             21,485,874               21,485,874                      --                     --
Money market fund                 27,645,993                       --              27,645,993                     --
Common collective trust fund      14,269,797                       --              14,269,797                     --
Participant loans                  2,116,941                       --                     --               2,116,941
                               -------------            -------------            ------------            -----------
Total Investments              $ 197,268,719            $ 153,235,988            $ 41,915,790            $ 2,116,941
                               =============            =============            ============            ===========

     Level 3 Gains and Lossess

     The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:


                                                               Level 3 Assets
                                                           --------------------

                                                              Participant loans
                                                           ---------------------
      Balance, beginning of year                           $      1,855,669
      Realized gains/(losses)                                             -
      Unrealized gains/(losses) relating to                               -
       instruments still held at the reporting date                       -
      Purchases, sales, issuances and settlements, (net)            261,272
                                                           ---------------------

      Balance, end of year                                 $      2,116,941
                                                           =====================

                      Brown-Forman Corporation Savings Plan
                            Plan #006 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2008


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,                 Current
  Lessor or Similar Party          Collateral, Par or Maturity Value                 Value
----------------------------      -----------------------------------            ---------------

Janus Enterprise Fund                     203,835 Mutual Fund Shares          $       6,700,045
PIMCO Total Return Fund                 1,413,406 Mutual Fund Shares                 14,331,941
Royce Low Priced Stock Fund               304,264 Mutual Fund Shares                  2,793,144
Hartford Capital
 Appreciation Fund                        250,914 Mutual Fund Shares                  6,358,154
Fidelity Magellan Fund K*                 459,912 Mutual Fund Shares                 21,073,151
Fidelity Equity-Income Fund K*            621,786 Mutual Fund Shares                 19,188,327
Fidelity Growth Company Fund*             319,872 Mutual Fund Shares                 15,660,935
Fidelity Low Priced Stock Fund K*         251,264 Mutual Fund Shares                  5,806,704
Fidelity Diversified
 International Fund K*                    765,598 Mutual Fund Shares                 16,452,707
Fidelity Freedom Income*                   21,738 Mutual Fund Shares                    207,817
Fidelity Freedom 2000*                     28,192 Mutual Fund Shares                    283,328
Fidelity Freedom 2010*                    322,413 Mutual Fund Shares                  3,340,194
Fidelity Freedom 2020*                    295,205 Mutual Fund Shares                  2,605,007
Fidelity Freedom 2030*                    213,697 Mutual Fund Shares                  2,085,679
Fidelity Freedom 2040*                    191,936 Mutual Fund Shares                  1,072,923
Fidelity Freedom 2005*                     42,790 Mutual Fund Shares                    359,005
Fidelity Freedom 2015*                    373,011 Mutual Fund Shares                  3,192,970
Fidelity Freedom 2025*                    301,619 Mutual Fund Shares                  2,482,321
Fidelity Freedom 2035*                    171,618 Mutual Fund Shares                  1,378,093
Fidelity Freedom 2045*                     26,895 Mutual Fund Shares                    176,966
Fidelity Freedom 2050*                     26,000 Mutual Fund Shares                    167,960
Fidelity Money Market Trust
 Retirement Money Market Portfolio*   27,210,925 Money Market Shares                 27,210,925
Fidelity Managed Income Portfolio*    15,039,538 Common collective trust
                                             fund units                              15,039,538**
Allegiant Mid Cap Value I*                 18,340 Mutual Fund Shares                    151,303
Spartan International Index Fund*          11,535 Mutual Fund Shares                    308,443
Spartan Extended Market Index Fund*         8,191 Mutual Fund Shares                    184,698
Spartan U.S. Equity Index
 Fund*                                    168,912 Mutual Fund Shares                  5,388,299
Brown-Forman Corporation
  Stock Fund:
 Brown-Forman Corporation*         417,282 shares Class B common stock               21,485,874
 Institutional Money Market                   Money market deposit account,
   Portfolio - Class 1*                      interest rate 2.37%                        435,068
Participant Loans*                   Loans, interest rates ranging from
                                       5.25% to 9.5%, with variable
                                       maturites through 2014.                        2,116,941
                                                                                 --------------
                                                                                 $  198,038,460
                                                                                 ==============

*  Party-in-interest to the Plan
** This represents contract value for the Fidelity Managed Income Portfolio
   At Fair Value this investment is $14,269,797.


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


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


BROWN-FORMAN CORPORATION SAVINGS PLAN

BY:



/s/ Lisa Steiner
Lisa Steiner
Member, Employee Benefits Committee
(Plan Administrator)


Brown-Forman Corporation


June 26, 2009

                                                                      EXHIBIT 23

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-74567) of Brown-Forman Corporation of our report dated June 26, 2009 relating to the financial statements and supplemental schedule of the Brown-Forman Corporation Savings Plan, which appears in this Form 11-K.





/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
June 26, 2009
                                       15